FORM 18-K/A
Amendment No. 2
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered

N/A*	N/A	N/A
Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE GIULIO TERZI DI SANT’AGATA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:
RICHARD A. ELY, ESQ
and
LORENZO A. CORTE, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
EXHIBIT 1
EXHIBIT 2
EXHIBIT 3
EXHIBIT 4
EXHIBIT 5

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2008 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:
Exhibit 1 —	Pricing Agreement, dated as of January 19, 2010, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$2,500,000,000 3.125% Notes due January 26, 2015;

Exhibit 2 —	Form of 3.125% Note due January 26, 2015;

Exhibit 3 —	Names and addresses of the Underwriters of the Republic of Italy’s 3.125% Notes due January 26, 2015;

Exhibit 4 —	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 3.125% Notes due January 26, 2015, and

Exhibit 5 —	Opinion, dated January 26, 2010, of Dottoressa Elena Comparato, Head of Unit VII of the Legal Affairs Directorate of the Treasury Department — Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$2,500,000,000 3.125% Notes due January 26, 2015.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 8th day of February 2010.

REPUBLIC OF ITALY
By:	/s/ Maria Cannata
	Name:	D.ssa Maria Cannata
Title: Director General – Treasury Department – Direction II Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.

1	Pricing Agreement, dated as of January 19, 2010, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$2,500,000,000 3.125% Notes due January 26, 2015

2	Form of 3.125% Note due January 26, 2015

3	Names and addresses of the Underwriters of the Republic of Italy’s 3.125% Note due January 26, 2015

4	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 3.125% Note due January 26, 2015

5
Opinion, dated January 26, 2010, of Dottoressa Elena Comparato, Head of Unit VII of the Legal Affairs Directorate of the Treasury Department — Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$2,500,000,000 3.125% Note due January 26, 2015